

OMB APPROVAL

OMB Number: 3235-0123



SEC FILE NUMBER
8-50792

SECURITIES W 13011424 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2012__ AND ENDING __DECEMBER 31, 2012__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

Carver Cross Securities Corp.
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 Pondfield Rd
                                                                        (No. and Street)

Bronxville   NEW York   10708
        (City)   (state)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce C. Jackson   (212) 292-7801
                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION
INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673 Quakerbridge Road   PO Box 2555   Hamilton Square   NJ   08690
(Address)   (City)   (state)   Zip Code

CHECK ONE:
   [X] **Certified Public Accountant**
   [ ] **Public Accountant**
   [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

OATH OR AFFIRMATION

I_____Bruce C Jackson_____swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of__Carver Cross Securities Corp._____as

of__December 31_____20__12____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

N.A.

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

SHIFIERA S SURUJBALLI
Notary Public - State of New York
NO. 01SU6224863
Qualified in Westchester County
My Commission Expires 07-19-2014

This report contains (check all applicable boxes):**
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

Carver Cross Securities Corp.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2012

CARVER CROSS SECURITIES CORP.

FINANCIAL   HIGHLIGHTS
December 31, 2012

	2012
NET LOSS	$ (5,179)
NET WORTH	7,023
CASH AND CASH EQUIVALENTS	8,523
CURRENT RATIO	5.68 : 1.0

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

Stockholder
Carver Cross Securities Corp.

Report on the Financial Statements

I have audited the accompanying financial statements of Carver Cross Securities Corp. which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carver Cross Securities Corp. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 11, 2013

CARVER CROSS SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Current Assets		
Cash and cash equivalents	$	8,523
Total Current Assets		8,523
Total Assets	$	8,523

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses	$	1,500
Total Current Liabilities		1,500
Total Liabilities		1,500
Stockholders' Equity		
Common stock, no par, Authorized 200 shares, 100 shares issued and outstanding		8,000
Retained earnings (deficit)		(977)
		7,023
Total Liabilities and Stockholders' Equity	$	8,523

See accompanying notes.

CARVER CROSS SECURITIES CORP.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
Year Ended December 31, 2012

REVENUES

Revenues and fees	$	16,945
Interest income		14
		16,959

OPERATING EXPENSES

Utilities	3,570
Telephone & internet fees	2,650
Travel	179
General & administrative expense	13,515
Postage	110
Professional fees	1,500
Regulatory Fees	589
	22,113

Loss From Operations		(5,154)
Income Tax		25
Net Loss		(5,179)
Retained Earnings - December 31, 2011		4,202
Retained Earnings (Deficit) - December 31, 2012	$	(977)

See accompanying notes.

CARVER CROSS SECURITIES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2012

Subordinated Liabilities at December 31, 2011	$	-
Increases		-
Decreases		-
Subordinated Liabilities at December 31, 2012	$	-

See accompanying notes.

CARVER CROSS SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2012

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Number of Shares	Amount			
Balance at December 31, 2011	100	$ 8,000	$ -	$ 4,202	$ 12,202
Current year activity	-	-	-	-	-
Net Loss	-	-	-	(5,179)	(5,179)
Balance at December 31, 2012	100	$ 8,000	$ -	$ (977)	$ 7,023

See accompanying notes.

CARVER CROSS SECURITIES CORP.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(5,179)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		-
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
Accounts payable and accrued expenses		-
Net cash used in operating activities		(5,179)
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net decrease in cash		(5,179)
Cash and cash equivalents at Beginning of Year		13,702
Cash and cash equivalents at End of Year	$	8,523
Supplemental Disclosures		
Cash paid for income taxes	$	25
Cash paid for interest		-

See accompanying notes.

1   Nature of Business Operations

Carver Cross Securities Corp. (the Company) was organized in the State of New York on December 17, 1997. The Company is a broker-dealer and financial advisor to entities seeking to raise capital, consummate mergers and acquisitions and provides advice to entities considering or planning such transactions. The Company is a registered securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

2   Accounting Policies

(a) Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed..

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks. The Company includes as cash and cash equivalents amounts invested in money market funds. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2012.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. There were no accounts receivable at December 31, 2012.

(e) Property and Equipment

Property and equipment is recorded at cost, Improvements are capitalized, while repairs and maintenance expenditures are expensed in the statement of operations and retained earnings. Depreciation is provided over the estimated useful lives of the assets using the straight- line method which range from three to five years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

(f) Revenue Recognition

The Company recognizes revenue from advisory or retainer fees in the period earned, generally when the assignment has been completed or as the advisory services are delivered.

The Company is also entitled to certain placement fees associated with the success of its work as placement agent and such fees are earned when the capital is committed by the investors and any other contingencies have been removed. Revenue is recorded as income when earned under the terms of its advisory and placement agreements and when such revenue can be reasonably estimated.

(g) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012 the shareholder has determined that there are no material uncertain income tax positions.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(I) General and Administrative Expenses

General and administrative costs are expensed as incurred.

CARVER CROSS SECURITIES CORP.
Notes to Financial Statements
December 31, 2012

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of January 11, 2013 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k) *Fair Value Measurements*

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities, subject to the standard, measured and reported at fair value are classified and disclosed in one of the following categories:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

For further discussion of fair value, see "Note 5 Fair Value"

(l) Comprehensive Income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. As of the date of these financial statements the company had no components of comprehensive income

3   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $7,023, which was $2,023 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.214 to 1.

4   Concentrations and Economic Dependency

One customer accounted for 89.% of revenues and fees.

5   Fair Value of Financial Instruments

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

<u>Level 1</u>

Assets

Cash and cash equivalents $ 8,523

Liabilities

Accrued expenses $ (1,500)

6   Related Party Transactions

During the year the Company reimbursed its principal shareholder for utilities and general and administrative expenses in the amount of $7,098. The amount due to the principal shareholder at December 31, 2012 was $0.

7   Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2012 the Company was in compliance with this program.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2012

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on
Internal Accounting Control

Stockholder
Carver Cross Securities Corp.

In planning and performing my audit of the financial statements of Carver Cross Securities Corp.(the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

January 11, 2013
Michael T. Remus, CPA
Hamilton Square, New Jersey

CARVER CROSS SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2012

Pursuant to rule 15c 3-3 relating to possession or control requirements, Carver Cross Securities Corp. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2012 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

CARVER CROSS SECURITIES CORP.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2012

Schedule I

NET CAPITAL

Common stock	$	8,000
Additional Paid-In Capital		-
Retained earnings (deficit)		(977)
Total Credits		7,023

Debits

Receivables to non-customers		-
Equipment less accumulated depreciation		-
Total Debits		0
NET CAPITAL	$	7,023

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	100
Minimum capital requirement		5,000
Net capital in excess of requirements	$	2,023

Ratio of Aggregate Indebtedness to Net Capital	0.214	to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2012)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	7,023
Net Capital, per above		7,023
Difference	$	-

CARVER CROSS SECURITIES CORP.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2012

Schedule II

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	1,500
Total Aggregate Indebtedness	$	1,500

CARVER CROSS SECURITIES CORP.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

FISCAL YEAR ENDED DECEMBER 31, 2012

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Carver Cross Securities Corp., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

CARVER CROSS SECURITIES CORP.

Independent Accountants Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation For the Year Ended December 31, 2012

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Carver Cross Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Carver Cross Securities Corp. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Carver Cross Securities Corp. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 11, 2013

CARVER CROSS SECURITIES CORP.
SIPC Transitional Assessment Reconciliation
December 31, 2012

Schedule III

General Assessment Calculation

Total Revenue	$	16,960
Rate		0.0025
General Assessment Due		42.40
Less Payments: SIPC 6		(1.51)
Plus: Interest		-
Remaining Assessment Due		40.89
Paid with SIPC 7		(40.89)
Balance Due	$	-

See Independent Accountants' report.